                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

(Amendment No. . . .)          I.D. SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $ .01 PAR VALUE
                         (Title of Class of Securities)

                                    449489103
                                 (CUSIP Number)

                                December 31, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  449489103

--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above
   Persons(entities only):

         BRUCE JAGID, ###-##-####

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

NOT APPLICBLE                               (a) ______
                                            (b) ______

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Citizenship or Place of Organization: U.S.A.

--------------------------------------------------------------------------------

Number of Shares   (5) Sole Voting Power:     532,825
Beneficially       -------------------------------------------------------------
Owned by Each      (6)  Shared Voting Power:  NOT APPLICABLE
Reporting          -------------------------------------------------------------
Person With        (7) Sole Dispositive Power:   532,825
                   -------------------------------------------------------------
                   (8) Shared Dispositive Power:  NOT APPLICABLE

--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person:    532,825
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:   [X]
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9:    9.22%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions):     IN

ITEM 1(a) Name of Issuer:   I. D.  SYSTEMS, INC.

ITEM 1(b) ADDRESS of Issuer's Principal Executive Offices:

90 WILLIAM STREET, SUITE 402
NEW YORK, NEW YORK

ITEM 2(a) Name of Person Filing:    BRUCE JAGID

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

                  C/O COINING TECHNOLOGIES
                  400 KULLER ROAD
                  CLIFTON, NJ. 07011

ITEM 2(c) Citizenship:     U.S.A.

ITEM 2(d) Title of Class of Securities: COMMON STOCK  $ .01 PAR VALUE

ITEM 2(e) CUSIP Number:    449489103

ITEM 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

 (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: TOTAL 532,825 INCLUDES 58,125 EXERCISABLE WITHIN 60 DAYS

(b) Percent of class:     9.22%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:    532,825

(ii) Shared power to vote or to direct the vote:  NONE

(iii) Sole power to dispose or to direct the disposition of:  532,825

(iv) Shared power to dispose or to direct the disposition of:   NONE

ITEM 5.  Ownership of Five Percent  or Less of a Class:         NOT APPLICABLE

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:
         NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:  NOT APPLICABLE

ITEM 8.  Identification and Classification of Members of the Group: NOT
         APPLICABLE

ITEM 9.  Notice of Dissolution of Group:     NOT APPLICABLE

ITEM 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                FEBRUARY 9, 2000
                                ----------------
                                      Date

                                 /S/BRUCE JAGID
                                 --------------
                                    Signature

                                   BRUCE JAGID
                                   Name/Title